SECURITIES AND EXCHANGE COMMISSION
		   Washington, D.C. 20549


			Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of September 20, 2002
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
-------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.











	             CORPORACION DURANGO
                       Press  Release



                CORPORACION DURANGO ANNOUNCES
             POTENTIAL CLOSURE OF ST. MARYS MILL


Durango,  Mexico September 20, 2002 Corporacion
Durango,   S.A.  de  C.V.  (NYSE:  CDG;  BMV:   CODUSA)
(Durango or  the Company), the largest  integrated
paper  producer based in Mexico, today stated  that  an
explosion of a recovery boiler at the paper mill of its
subsidiary,  Durango  Georgia  Paper  Company,  in  St.
Marys,  Georgia  on  August 17, 2002  has  reduced  the
capacity  of  the St. Marys mill by approximately  40%.
This reduction of capacity, compounded by the high cost
structure  of  the St. Marys mill (including  the  high
labor  cost), the sluggish U.S. and world  economy  and
the  associated  weak  demand for paper  and  packaging
products,  led Durango Georgia Paper Company to  notify
employees of the St. Marys mill on September  12,  2002
of the potential closure of the St. Marys mill.

Durango   Georgia  Paper  Company   is   currently
considering various restructuring alternatives to lower
production and employee costs at the St. Marys mill  in
an  effort  to  improve cash flow and reduce  operating
losses.   If  these  efforts are unsuccessful,  Durango
Georgia Paper Company intends to consider strategic alternatives with respect to the St. Marys mill to maximize the value of its assets.

This release contains forward-looking statements
that involve risks and uncertainties.  The actual
results achieved by the Company may differ
significantly from the results discussed in the
forward looking statements.   Factors that may cause
such differences include general economic, market, or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by the Company and its subsidiaries, the availability of raw materials used by the Company and its subsidiaries, competitive actions by other companies, changes in laws or regulations, and other factors, many of which are beyond the control of the Company and its subsidiaries.



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  September 20, 2002		    By  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer